Exhibit 21.1

SUBSIDIARIES OF CRA INTERNATIONAL, INC.

Name of Organization	Jurisdiction
CRA Security Corporation	Massachusetts
CRA International Limited	Canada
CRA International (UK) Limited	United Kingdom
CRA International BV	Netherlands
Lee & Allen Consulting Limited	United Kingdom
Lee & Allen Consulting, Inc.	New York
CRA International GmBH	Germany
CRA International (Hong Kong) Limited	Hong Kong
Economics of Competition and Litigation Limited	United Kingdom
NeuCo, Inc.	Delaware